Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.
Suite 720-789 West Pender Street
Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

November 29, 2009

Item 3

News Release

The news release was disseminated on December 18, 2009 by way of Marketwire.

Item 4

Summary of Material Change

The Company files new technical report for San Antonio

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company is pleased to report it has completed a report titled “Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur” dated November 29, 2009 (the “Report”).  The Report was prepared for the Company by Melvin Allen Herdrick, MSc., PGeo., Pediment’s Vice-President, Exploration, and G.H. Giroux, MASc., PEng of Giroux Consultants Ltd. in accordance with CIM guidelines and NI 43-101 requirements to summarise and confirm previously released results.  These include the updated independent resource estimates for the Los Planes, Las Colinas and Intermediate zones completed by G. Giroux that were released on August 25th, 2009. The Company confirms that there are no material changes from the resource estimates outlined in its release dated August 25th, 2009.  The Report is available on SEDAR and on the Company’s website.

The updated resource estimates outlined in a release dated August 25th, 2009 contained, using a 0.4 g/t gold cut-off grade, a total of 1.54 million gold ounces in the M+I category plus a further 111,000 ounces in the Inferred category.  The estimates were categorized by their degree of weathering, as follows:

2

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

These estimates were based on 242 holes totalling 42,891 metres and comprising 26,613 gold assays.  The calculations used ordinary kriging and blocks were compiled over a range of gold grade cut-offs.  The values reported here are based on a 0.4-gram-per-tonne gold cut-off.  A total of 6 samples in the Planes Domain were capped at 33.2 g/t gold.  Based up results of testing by the Company, conversion from volume used a specific gravity of 2.62 for oxide material and of 2.69 for sulphide material.  The Report further documents the methodology in greater detail.   These estimates update previous resource estimates provided by DMBW based on 124 drill holes totalling 15,804 m and with 14,609 assays that were released on June 16th, 2008 and which are detailed in an independent technical report filed on SEDAR July 15th, 2008.

The Report outlines the Company’s project holdings, the geological and deposit setting of the project, and reviews and summarizes previously reported drill testing by the Company and metallurgical test results that included bottle-roll and column leach testing by SGS Laboratories of Durango Mexico and by Metcon Research of Tucson, Arizona.

 Additional metallurgical testing has been recommended on all mineral types in the gold mineralized zone, plus testing of on-trend continuation of the gold mineralized system to include  geophysical targeting, geological mapping, and sampling.  The Report also recommends acquisition of surface and water rights.

In addition to recommending work on gold targets similar to those in the resource estimates, the Report recommends targeting programs on the Triunfo area holdings acquired by the Company from the Mexican government (see the release dated August 28th, 2008) with two main objectives.  Mesothermal vein type mineralization in the Triunfo silver camp should undergo programs to establish the potential for gold-silver-base metals mineralization systems adjacent to historic underground workings; since historic mining efforts at Triunfo focused on the upper oxidized portion of this vein system in a 7 km long mineralized shear zone.  The Company should investigate both remaining stockwork oxidised mineralization with sulphide mineralization at depth below the oxide boundary.  The higher grade veins  are reported to grade an average 3-8 g/t gold and 200-600 g/t silver plus associated lead and zinc, and vary from 0.6 to 5 metres thickness and to persist down dip for over 300 metres in old workings, but the Company has not yet confirmed these reports.  The Triunfo holdings also noted to contain broad areas returning anomalous gold and silver results in preliminary sampling of shearing and alteration similar to that hosting the Los Planes area deposits, and these should be evaluated for their potential to contain bulk tonnage mineralization.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration at the Company’s San Antonio Gold Project, Baja California Sur. Such statements include, without limitation, statements regarding the Company’s expectation that further exploration is warranted. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418
Facsimile:

(604) 669-0384

Item 9

Date of Report

December 18, 2009